UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                         ROCK BOTTOM RESTAURANTS, INC.
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                    771833100
                                 (CUSIP Number)


                                                   With copies to:
            Frank B. Day                          Paul Hilton, Esq.
       248 Centennial Parkway                Davis, Graham & Stubbs LLP
              Suite 100                      370 17th Street, Suite 4700
     Louisville, Colorado  80027               Denver, Colorado  80202
           (303) 664-4000                          (303) 892-9400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                MARCH 18, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. |X|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 pages

CUSIP No. 771833100                   SCHEDULE 13D         Page 2 of 14 Pages
                                                               ---  ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RB Capital

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) | |

                                                                   (b) |X|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        AF, BK

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                               | |

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          0
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON             2,354,080
      WITH
                  9   SOLE DISPOSITIVE POWER

                        0

                 10   SHARED DISPOSITIVE POWER

                        2,304,080

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,354,080

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 28.88% based upon (i) 8,045,796 shares of Common Stock outstanding as of March 17, 1999, and (ii) 103,907 shares subject to options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4 hereof) by one or more of the Reporting Persons identified in
        Item 2.

 14   TYPE OF REPORTING PERSON*

        CO

CUSIP No. 771833100                   SCHEDULE 13D         Page 3 of 14 Pages
                                                               ---  ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Frank B. Day

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) | |

                                                                (b) |X|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            | |

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY           1,398,192, includes 680,635 shares held in trusts of
   OWNED BY              which Mr. Day is trustee, 10,499 shares of
     EACH                restricted stock and 64,420 shares subject to stock
   REPORTING             options exercisable currently or within 60 days
    PERSON               or upon consummation of the transactions contemplated
     WITH                by the Merger Agreement (as defined in Item 4 hereof).

                  8   SHARED VOTING POWER

                         2,354,080

                  9   SOLE DISPOSITIVE POWER

                         1,398,192

                 10   SHARED DISPOSITIVE POWER

                         2,304,080

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,354,080

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 28.88% based upon (i) 8,045,796 shares of Common Stock outstanding as of March 17, 1999, and (ii) 103,907 shares subject to options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4 hereof) by one or more of the Reporting Persons identified in
        Item 2.

 14   TYPE OF REPORTING PERSON*

        IN

CUSIP No. 771833100                   SCHEDULE 13D         Page 4 of 14 Pages
                                                               ---  ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert D. Greenlee

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) | |

                                                                  (b) |X|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              | |


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY           536,041, includes 16,905 shares subject to options
    OWNED BY             exercisable currently or within 60 days or upon
     EACH                consummation of the transactions contemplated by the
   REPORTING             Merger Agreement (as defined in Item 4 hereof).
    PERSON
     WITH         8   SHARED VOTING POWER

                         2,354,080

                  9   SOLE DISPOSITIVE POWER

                         536,041

                 10   SHARED DISPOSITIVE POWER

                         2,304,080

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,354,080

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 28.88% based upon (i) 8,045,796 shares of Common Stock outstanding as of March 17, 1999, and (ii) 103,907 shares subject to options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4 hereof) by one or more of the Reporting Persons identified in
        Item 2.

 14   TYPE OF REPORTING PERSON*

        IN

CUSIP No. 771833100                   SCHEDULE 13D         Page 5 of 14 Pages
                                                               ---  ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Arthur Wong

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) | |

                                                                  (b) |X|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            | |

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY           228,976 includes 12,776 shares subject to options
   OWNED BY              exercisable currently or within 60 days or upon
     EACH                consummation of the transactions contemplated by the
    PERSON               Merger Agreement (as defined in Item 4 hereof).
     WITH

                  8   SHARED VOTING POWER

                         2,354,080

                  9   SOLE DISPOSITIVE POWER

                         228,976

                 10   SHARED DISPOSITIVE POWER

                         2,304,080

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,354,080

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 28.88% based upon (i) 8,045,796 shares of Common Stock outstanding as of March 17, 1999, and (ii) 103,907 shares subject to options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4 hereof) by one or more of the Reporting Persons identified in
        Item 2.

 14   TYPE OF REPORTING PERSON*

        IN

CUSIP No. 771833100                   SCHEDULE 13D         Page 6 of 14 Pages
                                                               ---  ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David M. Lux

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) | |

                                                               (b) |X|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                           | |


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          190,871, includes 9,806 shares subject to stock options
    OWNED BY            exercisable currently or within 60 days or upon
      EACH              consummation of the transactions contemplated by the
    REPORTING           Merger Agreement (as defined in Item 4 hereof).
     PERSON
      WITH        8   SHARED VOTING POWER

                        2,354,080

                  9   SOLE DISPOSITIVE POWER

                        190,871

                 10   SHARED DISPOSITIVE POWER

                        2,304,080

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,354,080

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 28.88% based upon (i) 8,045,796 shares of Common Stock outstanding as of March 17, 1999, and (ii) 103,907 shares subject to options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4 hereof) by one or more of the Reporting Persons identified in
        Item 2.

 14   TYPE OF REPORTING PERSON*

        IN

Rock Bottom Restaurants, Inc.                               Page 7 of 14 Pages
Schedule 13D                                                    March 18, 1999


ITEM 1.     SECURITY AND ISSUER.

      This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Rock Bottom Restaurants, Inc. (the "Company"). The address of the Company's principal executive offices is 248 Centennial Parkway, Suite 100, Louisville, Colorado 80027.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Statement is being filed by the following persons or entities (collectively, the "Reporting Persons"):

      (i) RB Capital ("RB Capital") is a Delaware corporation that was formed for the purpose of acquiring the stock of the Company. The principal business and office address of RB Capital is 248 Centennial Parkway, Suite 100, Louisville, Colorado 80027.

      (ii) Frank B. Day is the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Day is a United States citizen whose business address is the principal executive offices of the Company identified in Item 1.

      (iii) Robert D. Greenlee is the Secretary and a director of the Company. Mr. Greenlee is a United States citizen whose business address is the principal executive offices of the Company identified in Item 1.

      (iv) Arthur Wong is the President of Arthur Wong & Associates, a venture capital firm. The address of the principal executive offices of Arthur Wong & Associates is 1 East Wacker Drive, Suite 3430, Chicago, Illinois 60601. Mr. Wong is a United States citizen whose business address is the principal executive offices of Arthur Wong & Associates.

      (v) David M. Lux is a director and executive officer of Concept Restaurant Management C.S., Inc., a restaurant management services company that operates three restaurants in Colorado Springs, Colorado. The address of the principal executive offices of Concept Restaurant Management C.S., Inc. is 13 South Tejon, Suite 206, Colorado Springs, Colorado 80903. Mr. Lux is a United States citizen whose business address is the principal executive offices of Concept Restaurant Management C.S., Inc.

      During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rock Bottom Restaurants, Inc.                               Page 8 of 14 Pages
Schedule 13D                                                    March 18, 1999


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In connection with the transactions contemplated by the Merger Agreement (as herein defined), RB Capital will borrow $60 million under a senior debt facility and $22 million under a subordinated debt facility. In addition, RB Capital contemplates issuing approximately $6 million of equity to the Reporting Persons and certain other investors.

ITEM 4.     PURPOSE OF TRANSACTION.

      On March 18, 1999, the Company, RB Capital and a wholly owned subsidiary of RB Capital ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, on the terms and subject to the condition set forth therein, Merger Subsidiary will be merged with and into the Company (the "Merger"). The Merger is subject to numerous terms and conditions, including adoption of the Merger Agreement by the shareholders of the Company.

      Simultaneously with the execution of the Merger Agreement, each of the Reporting Persons (other than RB Capital) enter into an agreement with RB Capital (the "Voting Agreement") pursuant to which, among other things, each of the Reporting Persons has agreed to vote the shares of Common Stock identified therein as owned by such person in favor of the adoption of the Merger Agreement at the meeting of the Company's shareholders to be called to vote thereon and has agreed to certain restrictions on the transfer of shares of Common Stock owned by such person.

      In addition to the Merger Agreement and the Voting Agreement, RB Capital entered into a Subscription Agreement (the "Subscription Agreement") and commitment letters with each of the Reporting Persons pursuant to which, among other things, the Reporting Persons agreed that, immediately prior to the Merger contemplated by the Merger Agreement (assuming all conditions set forth therein for consummation of the Merger have been satisfied), they would (i) contribute to RB Capital an agreed number of shares of Common Stock in exchanges for shares of common stock of RB Capital, (ii) enter into an agreement to exchange an agreed number of options to purchase Common Stock for restricted stock or options to purchase shares of common stock of RB Capital and
(iii) in the case of certain of the Reporting Persons, contribute specific amounts of cash to RB Capital.

      In connection with the transactions contemplated by the Merger Agreement, RB Capital will (i) acquire all of the issued and outstanding capital stock of the Company in a "Rule 13e-3 transaction" (as such term is defined in Rule 13e-3(a)(3) as promulgated under the Securities Exchange Act of 1934),
(ii) change certain of the Company's board of directors, (iii) amend the Company's charter and bylaws, (iv) sell one property outright and engage in sale/leaseback transactions with respect to five additional properties, and (v) incur $82 million of debt and issue $6 million of equity securities to finance the acquisition and the operations of the Company post-acquisition.

Rock Bottom Restaurants, Inc.                               Page 9 of 14 Pages
Schedule 13D                                                    March 18, 1999


      The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed respectively as Exhibits A and B hereto and incorporated herein by this reference.

      Each of the Reporting Persons may engage in open market or negotiated acquisitions of Company Common Stock, which shares will become subject to the Voting Agreement. RB Capital may, from time to time, at its election, offer to acquire from certain other stockholders of the Company their shares of Company Common Stock in exchange for shares of RB Capital. Pursuant to the terms of the Merger Agreement, the Company and RB Capital will offer to certain holders of options to purchase Company Common Stock or restricted stock of the Company the exchange of options or other equity securities or rights thereto in RB Capital in exchange for such options or restricted stock of the Company.

      Other than as set forth herein, there are no current plans or proposals that would result in any of the items specified in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

      (a) - (b)

          1. RB Capital may be deemed the beneficial owner of 2,354,080 shares of Common Stock, representing approximately 28.88% of the issued and outstanding shares of Common Stock at March 17, 1999, with respect to all of which RB Capital has shared voting and/or dispositive power. The shares of Common Stock as to which RB Capital, Inc. has shared voting and/or dispositive power are as follows: (a) 1,398,192 shares held by Frank B. Day (which includes 680,635 shares held in trusts of which Mr. Day is the trustee, 10,499 shares of restricted stock and 64,420 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); (b) 536,041 shares held by Robert D. Greenlee (which includes 16,905 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); (c) 228,976 shares held by Arthur Wong (which includes 12,776 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); and (d) 190,871 shares held by David M. Lux (which includes 9,806 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement). As a result of the Voting Agreement, RB Capital may be deemed to be part of a group with the other Reporting Persons with respect to the shares of Common Stock that are subject thereto; however, the filing of this Statement shall not be construed

Rock Bottom Restaurants, Inc.                              Page 10 of 14 Pages
Schedule 13D                                                    March 18, 1999


               as an admission that RB Capital is the beneficial owner of any shares of Common Stock.

          2. Frank B. Day may be the beneficial owner of 2,354,080 shares of Common Stock, representing approximately 28.88% of the issued and outstanding shares of Common Stock at March 17, 1999, with respect to 1,398,192 shares of which Mr. Day has sole voting and dispositive power and 955,888 shares of which Mr. Day has shared voting and/or dispositive power. The shares as to which Mr. Day has shared voting and/or dispositive power are as follows: (a) 536,041 shares held by Robert D. Greenlee (which includes 16,905 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); (b) 228,976 shares held by Arthur Wong (which includes 12,776 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); and (c) 190,871 shares held by David M. Lux (which includes 9,806 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement). As a result of the Voting Agreement, Mr. Day may be deemed to be part of a group with the other Reporting Persons with respect to the shares of Common Stock that are subject thereto; however, the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any shares of Common Stock other than the 1,398,192 shares described above.

          3. Robert D. Greenlee may be the beneficial owner of 2,354,080 shares of Common Stock, representing approximately 28.88% of the issued and outstanding shares of Common Stock at March 17, 1999, with respect to 536,041 shares of which Mr. Greenlee has sole voting and dispositive power and 1,818,039 shares of which Mr. Greenlee has shared voting and/or dispositive power. The shares as to which Mr. Greenlee has shared voting and dispositive power are as follows: (a) 1,398,192 shares held by Frank B. Day (which includes 680,635 shares held in trusts of which Mr. Day is the trustee, 10,499 shares of restricted stock and 64,420 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); (b) 228,976 shares held by Arthur Wong (which includes 12,776 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); and (c) 190,871 shares held by David M. Lux (which includes 9,806 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement). As a result of the Voting Agreement, Mr. Greenlee may be deemed to be part of a group with

Rock Bottom Restaurants, Inc.                              Page 11 of 14 Pages
Schedule 13D                                                    March 18, 1999


               the other Reporting Persons with respect to the shares of Common Stock that are subject thereto; however, the filing of this Statement shall not be construed as an admission that Mr. Greenlee is the beneficial owner of any shares of Common Stock other than the 536,041 shares described above.

          4. Arthur Wong may be the beneficial owner of 2,354,080 shares of Common Stock, representing approximately 28.88% of the issued and outstanding shares of Common Stock at March 17, 1999, with respect to 228,976 shares of which Mr. Wong has sole voting and dispositive power and 2,125,104 shares of which Mr. Wong has shared voting and/or dispositive power. The shares as to which Mr. Wong has shared voting and/or dispositive power are as follows: (a) 1,398,192 shares held by Frank B. Day (which includes 680,635 shares held in trusts of which Mr. Day is the trustee, 10,499 shares of restricted stock and 64,420 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); (b) 536,041 shares held by Robert D. Greenlee (which includes 16,905 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); and (c) 190,871 shares held by David M. Lux (which includes 9,806 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement). As a result of the Voting Agreement, Mr. Wong may be deemed to be part of a group with the other Reporting Persons with respect to the shares of Common Stock that are subject thereto; however, the filing of this Statement shall not be construed as an admission that Mr. Wong is the beneficial owner of any shares of Common Stock other than the 228,976 shares described above.

          5. David M. Lux may be the beneficial owner of 2,354,080 shares of Common Stock, representing approximately 28.88% of the issued and outstanding shares of Common Stock at March 17, 1999, with respect to 190,871 shares of which Mr. Lux has sole voting and dispositive power and 2,163,209 shares of which Mr. Lux has shared voting and/or dispositive power. The shares as to which Mr. Lux has shared voting and/or dispositive power are as follows: (a) 1,398,192 shares held by Frank B. Day (which includes 680,635 shares held in trusts of which Mr. Day is the trustee, 10,499 shares of restricted stock and 64,420 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); (b) 536,041 shares held by Robert D. Greenlee (which includes 16,905 shares subject to stock options exercisable currently or within 60 days or upon consummation of the transactions contemplated by the Merger Agreement); and (c) 228,976 shares held by Arthur Wong (which includes 12,776 shares subject to stock options exercisable currently or

Rock Bottom Restaurants, Inc.                              Page 12 of 14 Pages
Schedule 13D                                                    March 18, 1999


               within 60 days or upon consummation of the transactions contemplated by the Merger Agreement). Mr. Lux will not contribute 50,000 of the shares owned by him to RB Capital, but will receive cash for such shares in the Merger. Such shares are subject to the Voting Agreement. As a result of the Voting Agreement, Mr. Lux may be deemed to be part of a group with the other Reporting Persons with respect to the shares of Common Stock that are subject thereto; however, the filing of this Statement shall not be construed as an admission that Mr. Lux is the beneficial owner of any shares of Common Stock other than the 150,871 shares described above.

      (c)   Not applicable.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The information set forth in Item 4 is incorporated herein by reference. Reference is made to the full text of the Merger Agreement and the Voting Agreement, which agreements appear as Exhibits A and B, respectively, and are incorporated herein by reference.

      In the Subscription Agreement dated as of March 18, 1999, each of Messrs. Day, Greenlee, Wong and Lux agree to share expenses incurred in connection with consummating the Merger in accordance with their respective ownership interests in RB Capital, and that any shareholder paying such expenses shall be entitled to reimbursement and contributions from the other shareholders. Such Subscription Agreement further provides that any payment received by RB Capital in connection with termination of the Merger Agreement will be shared by each of the shareholders of RB Capital in proportion to its shareholding. Each of Messrs. Day, Greenlee, Lux and Wong has also executed commitment letters agreeing to contribute to RB Capital the number of shares of Company Common Stock set forth herein and, in addition, Messrs. Day, Greenlee and Wong have agreed to contribute to RB Capital cash of $1,000,000, $500,000 and $500,000, respectively, to the extent needed for consummation of the Merger.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:  Agreement and Plan of Merger, dated March 18, 1999, by and among the Company, RB Capital and RB
                        Acquisition Corp.(1)

Rock Bottom Restaurants, Inc.                              Page 13 of 14 Pages
Schedule 13D                                                    March 18, 1999


            Exhibit B:  Voting Agreement, dated March 18, 1999, by and among the RB Capital, RB Acquisition Corp., Frank B.
                        Day, Robert D. Greenlee, Arthur Wong and David M.
                        Lux.(2)

            Exhibit C:  Joint Filing Agreement, dated March 18, 1999, by and among RB Capital, Frank B. Day, Robert D.
                        Greenlee, Arthur Wong and David M. Lux.(3)


(1) Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on March 23, 1999.

(2) Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on March 23, 1999.

(3)  Filed herewith.

                                   * * * * *

Rock Bottom Restaurants, Inc.                              Page 14 of 14 Pages
Schedule 13D                                                    March 18, 1999


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999                    RB CAPITAL, INC.


                                          By:/s/ Frank B. Day
                                             ----------------------------------
                                                Frank B. Day, President


                                          /s/ Frank B. Day
                                          -------------------------------------
                                          Frank B. Day


                                          /s/ Robert D. Greenlee
                                          -------------------------------------
                                          Robert D. Greenlee


                                          /s/ Arthur Wong
                                          -------------------------------------
                                          Arthur Wong


                                          /s/ David M. Lux
                                          -------------------------------------
                                          David M. Lux